UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

CREW DEVELOPMENT CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

13562E
(CUSIP Number)

September 30, 1997
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

BPI Financial Corporation ("BFC")
BPI Capital Management Corporation ("BCMC")
(2)Check the Appropriate Box if a Member of a Group

(a)[  ]
(b)[x]
(3)SEC Use Only


(4)Citizenship or Place of Organization

BFC is a corporation incorporated under the laws of Canada.
BCMC is a corporation incorporated under the laws of Canada.


Number of(5)Sole Voting Power3,835,400 common shares
Shares
Benefici-(6)Shared Voting PowerNil
ally Owned
by Each(7)Sole Dispositive Power3,835,400 common shares
Reporting
Person With(8)Shared Dispositive PowerNil


(9)Aggregate Amount Beneficially Owned by Each Reporting Person


3,835,400 common shares

(10)Check if the Aggregate Amount in Row (9) Excludes
Certain Shares[  ]


Not Applicable
(11)Percent of Class Represented by Amount in Row 9


14.7% of outstanding common shares
(12)Type of Reporting Person
00 (See item2(a))

Item 1(a)

Name of Issuer:

Crew Development Corporation


Item 1(b)

Address of Issuer's Principal Executive Offices:

Suite 615 - 800 West Pender Street
Vancouver, British Columbia
V6C2V6



Item 2(a)

Name of Person Filing:

BPI Financial Corporation ("BFC")
BPI Capital Management Corporation ("BCMC")

BCMC, a corporation incorporated under the laws of Canada, is the manager and trustee of the BPI Mutual Funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada. BCMC is qualified to act as an investment advisor and manager of the Funds in the Province of Ontario pursuant to a registration under the Securities Act (Ontario). BFC is a corporation incorporated under the laws of Canada and owns 100% of the voting equity securities of BCMC.

Certain of the Funds are owners of record of common shares representing, to the knowledge of BFC and BCMC, approximately 14.7% of all outstanding securities of that class. BFC and BCMC specifically disclaim any beneficial ownership of the reported securities but, as an investment manager, BCMC maintains exclusive power to exercise investment control or direction over such securities for its managed accounts as the beneficial owners. Consequently, BFC, as owner of BCMC, may be deemed to be the beneficial owner of such securities.

BFC and BCMC are of the view that they and the Funds are not acting as a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act") and that they and the Funds are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the common shares held by the Funds should not be aggregated for purposes of Section 13(d). However, BFC is making this filing on a voluntary basis as if all of the shares were beneficially owned by BFC and BCMC on a joint basis.
Item 2(b)

Address of Principal Business Office:

BCE Place
161 Bay Street
Suite 3900
Toronto, Ontario
M5J 2S1




Item 2(c)

Citizenship:

BFC is a corporation incorporated under the laws of Canada

BCMC is a corporation incorporated under the laws of Canada

BPI Mutual Funds are mutual fund trusts organized under the laws of Ontario, Canada



Item 2(d)

Title of Class of Securities:

Common Shares

Item 2(e)

CUSIP Number:

13562E

Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)    [  ]     Broker or Dealer registered under Section 15 of the Act

     (b)    [  ]     Bank as defined in section 3(a) (6) of the Act

     (c)    [  ]     Insurance Company as defined in section 3(a)(19) of the Act

     (d)    [  ]     Investment Company registered under section 8 of the
                     Investment Company Act

     (e)    [  ]     An investment adviser in accordance with Rule 13d-1(b)(1)
                     (ii)(E)

     (f)    [  ]     An employee benefit plan or endowment fund in accordance
                     with Rule 13d-1(b)(1)(ii)(F)

     (g)    [  ]     A parent holding company or control person in accordance
                     with Rule 13d-1(b)(1)(ii)(G)

     (h)    [  ]     A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act

     (i)    [  ]     A church plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment Company Act

     (j)    [  ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to Rule 13d-1(c), check this box.[x]


Item 4

Ownership.

     (a)    Amount Beneficially Owned:

            3,835,400 common shares

     (b)    Percent of Class:  14.7%

     (c)    Number of shares as to which such person has: *

            (i) Sole power to vote or to direct the vote: (BFC) 3,835,400 common shares
            (ii)  Shared power to vote or to direct the vote:   Nil
            (iii) Sole power to dispose or to direct the disposition of: (BFC)
                  3,835,400 common
            (iv)  Shared power to dispose or to direct the disposition of:  Nil





            *See item 2(a)

Item 5

Ownership of Five Percent or Less of a Class

     [  ]

            Not Applicable


Item 6

Ownership of More than Five Percent on Behalf of Another Person



            Not Applicable

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.



            Not Applicable


Item 8

Identification and Classification of Members of the Group.



            Not Applicable


Item 9

Notice of Dissolution of Group.



            Not Applicable




Item 10

Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             May 8, 1998


Signature:          STUART WAUGH

Name/Title:         Stuart D. Waugh, General Counsel, on behalf of
                  BPI Financial Corporation it its capacity as a "Reporting Person" herein


                  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).